Exhibit 99.3

Lodge your vote: By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia

Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555
000001 000 SGM MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030	For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000

Proxy Form

     For your vote to be effective it must be received by 11.00am Wednesday 19 November 2008
How to Vote on Items of Business
All your securities will be voted in accordance with your directions.
Appointment of Proxy
Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.
Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.
Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.
A proxy need not be a securityholder of the Company.
Signing Instructions
Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.
Attending the Meeting
Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.
Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.
Turn over to complete the form è

View your securityholder information, 24 hours a day, 7 days a week: www.investorcentre.com

☑ Review your securityholding	Your secure access information is:

☑ Update your securityholding	SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your
SRN/HIN confidential.

999999_SAMPLE_0_0_PROXY/000001/000002

MR SAM SAMPLE	Change of address. If incorrect,
FLAT 123	mark this box and make the
123 SAMPLE STREET	correction in the space to the left.
THE SAMPLE HILL	Securityholders sponsored by a
SAMPLE ESTATE	broker (reference number
SAMPLEVILLE VIC 3030	commences with ‘X’) should advise
your broker of any changes.

■	Proxy Form	Please mark to indicate your directions

Appoint a Proxy to Vote on Your Behalf			xx

I/We being a member/s of Sims Group Limited hereby appoint
☐	the Chairman of the Meeting	OR	PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sims Group Limited to be held at the James Cook Ballroom, Hotel Inter-Continental, 117 Macquarie Street, Sydney NSW on Friday, 21 November 2008 at 11.00am and at any adjournment of that meeting.

Important for Items 3 and 4: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Items 3 and 4 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 3 and 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 3 and 4 of business.

☐	I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest.

Items of Business	PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain

2.1	To re-elect Mr Jeremy Sutcliffe as an Executive Director of the Company.	☐	☐	☐

2.2	To re-elect Mr Norman Bobins as a Non-Executive Director of the Company.	☐	☐	☐

2.3	To re-elect Mr Gerald Morris as a Non-Executive Director of the Company.	☐	☐	☐

2.4	To re-elect Mr Robert Lewon as a Non-Executive Director of the Company.	☐	☐	☐

3	To approve the participation in the Sims Group Long Term Incentive Plan by Mr Jeremy Sutcliffe.	☐	☐	☐

4	To approve the participation in the Sims Group Long Term Incentive Plan by Mr Daniel Dienst.	☐	☐	☐

5	To approve the change of Company name to Sims Metal Management Limited.	☐	☐	☐

6	To adopt the Remuneration Report for the year ended 30 June 2008.	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

Signature of Securityholder(s) This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact
Contact	Daytime
Name	Telephone	Date	/	/

■ S G M	0 2 3 7 4 6 A

All Correspondence to :
Computershare Investor Services Pty Limited
GPO Box 2975 Sydney
Melbourne VIC 3001
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
www.computershare.com

17 October 2008
Dear Shareholder
I have pleasure in inviting you to attend the 2008 Annual General Meeting of Sims Group Limited to be held in the James Cook Ballroom, Hotel InterContinental, 117 Macquarie Street, Sydney NSW on Friday 21 November 2008 at 11:00am. Enclosed is the Notice of Annual General Meeting which sets out the items of business to be considered.
If you are attending, please bring this letter with you to facilitate registration into the meeting.
If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided so that it is received no later than 48 hours before the commencement of the meeting.
Corporate shareholders will be required to complete a “Certificate of Appointment of Representative’’ to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company’s share registry.
A copy of the address to be given by each of the Chairman and the Group Chief Executive Officer at the meeting will be available for viewing and downloading from the Company’s website at www.simsmm.com, following the meeting. You may also request a copy from the Company.
I look forward to your attendance at the meeting.
Yours Sincerely
Frank Moratti
Company Secretary
Sims Group Limited
ABN 69 114 838 630
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